Rex C. Mills
Associate General Counsel
Direct Dial: (972) 577-6908
Facsimile: (972) 577-6085
Email: rex.mills@ps.net
October 5, 2007
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay E. Ingram Division of Corporation Finance

Re:	Perot Systems Corporation Definitive 14A Filed March 27, 2007 File No. 001-14773
Dear Mr. Ingram:
     We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated August 21, 2007 relating to Perot Systems Corporation’s (the “Company”) Definitive Proxy Statement on Schedule 14A filed with the Commission on March 27, 2007 (the “2007 Proxy Statement”).
Director Compensation, page 10
1.	With respect to the stock awards reported in column (c) and the option awards reported in column (d), disclose in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the aggregate number of stock and option awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

In response to the Staff’s comment, we agree to provide additional footnote disclosures in the proxy statement for our 2008 Annual Meeting of Stockholders (our “2008 Proxy

Mr. Jay E. Ingram
October 5, 2007

Statement”). Assuming that the facts relating to compensation of our non-employee directors in 2007 do not change significantly compared to 2006, the additional footnote disclosures will be substantially similar to the following:
1.	Includes, for each director, a stock award granted on June 1, 2006, with an award date fair market value (“FMV”) of $70,800 as determined in accordance with FAS 123R. In addition, with respect to each of Messrs. Blasnik, Hahn, Meurer and Singh, the following stock awards, which such directors elected to receive in lieu of a cash retainer, with the award date FMV determined in accordance with FAS 123R:

Award Date	FMV ($)
December 31, 2005	11,241
March 31, 2006	11,250
June 30, 2006	11,236
September 30, 2006	11,238
All stock awards vested immediately upon issuance and, therefore, there were no stock awards outstanding as of December 31, 2006.
2.	The award date FMV of option awards during 2006 was as follows:

Name	Award Date	FMV ($)
DeSoto Jordan	February 20, 2006	44,403
Anuroop (Tony) Singh	March 3, 2006	40,299
3.	The aggregate number of options outstanding for each non-employee director as of December 31, 2006 was as follows: 40,000 options for Messrs. Blasnik, Gallagher, Hahn and Meurer; 24,000 options for Messrs. Jordan and Moore; 16,000 options for Mr. Singh; and 8,000 options for Mr. Principi.
Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
2.	Please provide clear disclosure that addresses how decisions regarding particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. You provide some disclosure addressing a minimal relationship between different awards as it relates to an executive’s total compensation opportunity but, as a general matter, your disclosure lacks sufficient quantitative or qualitative discussion of the analyses that

Mr. Jay E. Ingram
October 5, 2007

underlie the Committee’s decisions to make specific awards and how decisions regarding one type of award motivate the Committee to award other forms of compensation. Revise the Compensation Discussion and Analysis to explain and place in context the relationship between incentive compensation and other forms of pay and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

We will provide additional disclosure in our 2008 Proxy Statement. Assuming that the facts relating to compensation of our named executive officers in 2007 do not change significantly compared to 2006, the additional disclosure will be substantially similar to the following:
The HR Committee targets each of base salary, annual incentive bonus and equity award components of a named executive officer’s compensation near the median for that component of compensation for executives of the benchmark companies. While the HR Committee also considers the total compensation of each named executive officer and, therefore, the relationship between these components of compensation, the HR Committee generally views these components independently and decisions regarding one element are not typically influenced by decisions regarding other elements. However, the HR Committee may use its discretion, as it deems appropriate, to adjust the components of a named executive officer’s compensation to assure that the named executive’s overall compensation is appropriate in the HR Committee’s view. Specifically, the HR Committee has adjusted Mr. Champy’s bonus potential downward in light of his base salary, which is determined by contract and historically has been higher than the median of the benchmark companies.
3.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the termination and change in control provisions. Also discuss the rationale for decisions made in connection with these arrangements and how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

We will provide additional disclosure in our 2008 Proxy Statement. Assuming that the facts relating to compensation of our named executive officers in 2007 do not change significantly compared to 2006, the additional disclosure will be substantially similar to the following:
The HR Committee determined the level of benefits payable under, and the trigger mechanisms utilized in, our change-in-control program by considering the benefits payable to comparable executives of the same benchmark companies

Mr. Jay E. Ingram
October 5, 2007

examined by the HR Committee with respect to other elements of executive compensation. The HR Committee then applied its judgment to determine whether the level of benefits payable under, and trigger mechanisms utilized in, the change-in-control programs of the benchmark companies were necessary to meet our objectives of providing adequate economic security to our executive officers to preserve management through potential changes in control and retaining and recruiting executives.
We believe that the benefits payable under, and the trigger mechanisms utilized in, our change-in-control program are comparable to the benchmark companies with three exceptions. First, the HR Committee determined that, although the majority of benchmark companies provide for a severance amount equal to 2.99 times annual salary and bonus for one or more executive officers, a severance amount two times annual salary and a bonus allowance provides adequate economic security to our executive officers to meet our objectives of preserving management through potential changes in control and retaining and recruiting executives. Second, the HR Committee determined that it would use a bonus allowance [as described in the 2007 Proxy Statement] rather than actual bonuses, which are used by most benchmark companies, to eliminate potential fluctuation in the potential change-in-control benefit from year to year. Third, the HR Committee determined that, although a majority of benchmark companies provide for automatic acceleration of equity awards upon a change-in-control, a trigger mechanism that also requires termination of employment by us without cause, or by the executive officer with good reason, would provide adequate economic security to our executive officers to meet the goal of preserving management through potential changes in control and would be satisfactory to meet the goal of retaining and recruiting executives.
The HR Committee generally views the potential benefits under the change-in-control program as a separate compensation element because benefits under the program are not expected to be paid in a particular year and serve a different purpose for the executive than other elements of compensation. Therefore, the benefits under the change-in-control program do not significantly affect decisions regarding other elements of compensation.
We also intend to include the following disclosure in our 2008 Proxy Statement regarding severance not related to a change in our control, which is substantially similar to the disclosure on page 22 of the Proxy Statement:
In the event of a termination without cause or by Mr. Champy for good reason (in each case, not in connection with a change-in-control), Mr. Champy would be entitled to receive six months of his base salary as severance under his employment agreement which was entered into in 1996.

Mr. Jay E. Ingram
October 5, 2007

Our other named executives do not have contractual severance rights absent a change-in-control of the Company, and the amount of any severance would be determined at the time of the named executive’s departure.
Market Benchmarking, page 19
4.	You state that your objective is to set compensation “around the middle of market practice.” Please specify how each element of compensation relates to the data you analyzed from the comparator companies and include a specific discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

We will provide additional disclosure in our 2008 Proxy Statement. Assuming that the facts relating to compensation of our named executive officers in 2007 do not change significantly compared to 2006, the additional disclosure will be substantially similar to the following:
More specifically, our philosophy has been to target base salaries, annual bonuses, and long-term stock incentives for our executive officers at the median of the benchmark companies. We have traditionally not provided our executives with retirement plans (other than our tax-qualified 401(k) program), significant perquisites or contractual severance benefits (other than in connection with a change-in-control), and we believe that our benefits relating to those elements are generally significantly lower than those provided by the benchmark companies.
With respect to the Chairman’s compensation, the Chairman elected, at the time he stepped down as our Chief Executive Officer in 2004, not to receive annual incentive bonuses in his capacity as Chairman. In addition, the Chairman has not received an equity award since 2001 because the HR Committee has determined that the awards the Chairman received in 2000 and 2001 are continuing to provide adequate equity incentive for him without additional awards.
Excluding the Chairman’s compensation, which is discussed above, the compensation of the named executive officers was, on average, close to the median of the benchmark companies with respect to 2006 base salaries and incentive bonuses, and the value of our long term incentive compensation for 2006 for our named executive officers was below the median of the benchmark companies. In making equity awards to our named executive officers, our HR Committee is limited by the total number of shares that the Board makes available for all equity awards to our associates and the desired level of awards to associates other than the named executive officers. Our total share usage under long-term stock incentives, including the number of shares granted annually as a percentage of total shares outstanding and the expense of all stock awards granted

Mr. Jay E. Ingram
October 5, 2007

annually as percentage of market capitalization, is targeted to be at or slightly below the benchmark median.
Role of Executive Officers in Compensation Decisions, page 20
5.	Please elaborate on the role of Mr. Altabef in Perot Systems’ compensation processes and his input during the crafting of compensation packages. For example, consider adding discussion of whether or not Mr. Altabef makes recommendations to the Human Resource and Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which Mr. Altabef attends Committee meetings or meets with the consultants used by the Committee.

We will provide additional disclosure in our 2008 Proxy Statement. Assuming that the facts relating to compensation of our named executive officers in 2007 do not change significantly compared to 2006, the additional disclosure will be substantially similar to the following:
Prior to the recommendation to the HR Committee by our management of the structure of the annual incentive program, and the measures, targets and ranges that are the principal factors used by the HR Committee to determine annual incentive payments under the program, for our executive officers (including the Chief Executive Officer), our Chief Executive Officer reviews and approves those recommendations. The program is applicable to all executive officers, including our Chief Executive Officer. Our Chief Executive Officer attends HR Committee meetings, including the portions relating to the measures, targets and ranges discussed above. However, our Chief Executive Officer does not attend those portions of HR Committee meetings involving the discussion of, and action on, the Chief Executive Officer’s compensation. Our Chief Executive Officer has occasional meetings with the HR Committee’s compensation consultant, principally to discuss plan design issues and the compensation of our executives.
Long-Term Stock Incentives, page 21
6.	It does not appear as though you have addressed how you determine when to award equity-based compensation. See Item 402(b)(2)(iv) of Regulation S-K. Also refer to Section II.A Release 33-8732A, which discusses the concepts to consider when drafting disclosure relating to option timing.

We will provide additional disclosure in our 2008 Proxy Statement. Assuming that the facts relating to compensation of our named executive officers in 2007 do not change significantly compared to 2006, the additional disclosure will be substantially similar to the following:

Mr. Jay E. Ingram
October 5, 2007

We have made equity awards during the fourth quarter of past years with the purpose of maintaining a period of approximately one year between grants. However, we are in the process of moving equity awards for all of our associates to the first half of the year to better align the timing of those awards with our annual individual performance evaluations and other compensation actions.
Assuming the facts do not change, we also intend to include the following disclosure (substantially similar to the disclosure on page 21 of the 2007 Proxy Statement) in our 2008 Proxy Statement regarding our equity grant practices, which are designed to minimize the possibility that we will make equity awards to our executive officers while in possession of material non-public information:
Beginning in 2006, the HR Committee, upon the recommendation of our management (including certain of our named executives), established a practice of awarding option grants concurrent with an open trading window for our Section 16 officers, as well as for our principal annual grant to our other associates. This practice is designed to minimize the possibility that awards will be made, and the exercise price set, while we are in possession of material non-public information. Trading windows open two days after each earnings release and remain open for 21 calendar days.
Analysis of 2006 Compensation, page 23
Short-Term Incentive Program, page 23
7.	Please disclose the specific items of company performance, such as operating unit performance, and the individual performance objectives used to determine incentive amounts and describe how you structure your incentive awards around these performance goals and individual objectives. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

We will provide additional disclosures in our 2008 Proxy Statement. We have addressed the portions of this comment relating to individual performance in our response to comment 9 below. Assuming that the facts relating to compensation of our named

Mr. Jay E. Ingram
October 5, 2007

executive officers in 2007 do not change significantly compared to 2006, the additional disclosures relating to our business unit performance goals will be substantially similar to the following:
The primary factor of operating unit performance is the targeted managed net before tax profit of the operating unit, and we use that target to set the base score for the operating unit. If the unit achieves its target for managed net before tax profit, the base score is 100. The base score is then adjusted for the unit’s performance compared to 11 secondary factors, with the most heavily weighted factors having a maximum (positive or negative) effect of 10% on the base score and the least heavily weighted factors having a maximum (positive or negative) effect of five percent on the base score. We use a business unit’s final score to determine such unit’s overall performance and, based thereon, our HR Committee sets short-term incentive compensation for the executive officer in charge of such operating unit. An overall score of 100 represents the overall achievement of a unit’s goals. In 2006, Mr. Lyles’ operating unit exceeded 100 on its final, balanced scorecard. The weighted average performance score of all operating units was 90. During this period, [as described in the 2007 Proxy Statement,] we achieved our overall corporate goal, but the weighted average of operating unit scores was below the level of overall achievement of operating unit goals. Therefore, we believe that achieving the operating unit goals were somewhat more difficult than achieving our corporate goals.
The primary factor of shared services units’ performance is the Company’s total earnings per share for the relevant fiscal year, and we use that factor to set the base score for our shared services units. If we achieve our target for the Company’s earnings per share, the base score for our shared services units is 100. In 2006, we reduced the base score for all shared services units to 90 based on the client satisfaction results of all such units and on our Chief Executive Officer’s view of the overall performance of the shared services units. The Chief Executive Officer did not apply a formula to determine the final score. Our HR Committee set short-term incentive compensation for our executive officers in charge of shared services units based on the overall score for all shared services units. During this period, we achieved our overall corporate goal, but the shared services units’ score was below such goal. Therefore, we believe that achieving the shared services units’ goals were somewhat more difficult than achieving our corporate goals.
We respectfully request not to provide further disclosures in the 2008 Proxy Statement regarding specific items of Company’s performance and profit targets for the following three primary reasons:

Mr. Jay E. Ingram
October 5, 2007

First, in light of our above proposed disclosures, we do not believe that disclosing specific performance and target levels for our operating and shared services units would be material information necessary to an investor’s understanding of the Company’s compensation arrangements. Item 402(b) of Regulation S-K does not explicitly require performance target disclosure. Among the six topics required to be addressed by Item 402(b)(1) of Regulation S-K is “how the registrant determines the amount (and, where applicable, the formula) for each element of pay.” Item 402(b)(2) lists 15 examples of information that may be required, including “what specific items of corporate performance are taken into account” and “how specific forms of compensation are structured and implemented to reflect these items of the registrant’s performance.” By contrast, Instruction 1 to Item 402(b) specifically and unambiguously states that the purpose of the CD&A is to provide investors with “material information that is necessary to an understanding” of a company’s compensation arrangements.

Second, and more importantly, the HR Committee believes that disclosing specific performance and profit target levels for our operating and shared services units would likely cause substantial competitive harm to the Company. The market in which we operate is extremely competitive, with a substantial portion of our contracts resulting from highly competitive bidding processes. Disclosing information regarding performance and profit targets by our business units will provide our competitors very useful insights into our pricing strategies and our expectations regarding profits, all of which could be used by our competitors to our significant disadvantage.

Third, we believe that disclosures about the secondary factors used for measuring the performance of our business units would be immaterial, would not enhance our overall disclosures and any such disclosures would likely cause us substantial competitive harm. Disclosures about the secondary factors used for measuring the performance of our business units would require voluminous explanation on a factor by factor basis and, given the relatively small adjustments for each factor would not enhance the reader’s understanding of the compensation decisions that were made. In addition, public disclosure of many of the secondary factors, including ratings on client satisfaction surveys, would likely result in substantial competitive harm to the Company. For example, if there were unfavorable results in our client satisfaction surveys, such information could be used against us by competitors seeking to increase their chances of obtaining contracts and resulting in substantial competitive harm to us. Furthermore, information regarding targets for joint revenue production will reveal our strategic direction, including revealing where units are working cooperatively to expand into new markets or increase market share where we are currently active. Finally, information about associate retention and training and development can be used by our competitors in their efforts to recruit our employees, which could harm our ability to attract and retain needed personnel.

Mr. Jay E. Ingram
October 5, 2007

The secondary factors that we use for our balanced scorecards vary from year to year. However, for the benefit of the Staff’s review, the secondary factors used for determining our operating units’ balanced scorecard in 2006 included:
•	ratings on client satisfaction surveys,

•	managed net before tax margin,

•	total contract value of new contracts,

•	the retention of highly rated associates,

•	revenue,

•	joint revenue produced in conjunction with other operating units, and

•	the satisfaction of the unit’s training and development goals for associates assigned to the unit.
The secondary factors that we used to determine our shared services units’ score for 2006 included:
•	ratings on client satisfaction surveys,

•	the retention of highly rated associates,

•	unit expenditures compared to budget, and

•	the satisfaction of the unit’s training and development goals for associates assigned to the unit.
8.	Please provide additional analysis about how you determine the amount of compensation you pay under the short-term incentive program. See Item 402(b)(l)(v) of Regulation S-K. Provide a more focused discussion that not only sets forth the amount of compensation awarded under this program but also provides substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives. Please ensure that your disclosure contains appropriate analysis of the specific factors considered by the Committee in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered.

The Company respectfully believes that its disclosures beginning at the bottom of page 23 of the Proxy Statement and continuing to page 25 of the Proxy Statement, together with the additional disclosures set forth in responses to comments 7 and 9, contain an in depth discussion of compensation under its short-term incentive program and are responsive to the requirements of Item 402(b)(l)(v) of Regulation S-K.
9.	Although you provide a description of how company performance affects annual bonuses and equity-based awards, there is minimal analysis of the effect individual performance

Mr. Jay E. Ingram
October 5, 2007

has on compensation awards despite disclosure throughout that indicates that you make compensation-related decisions in connection with “individual performance reviews.” Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Finally, expand your disclosure to include discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Altabef. See Item 402(b)(2)(vii) of Regulation S-K.

We will provide additional disclosure in our 2008 Proxy Statement. Assuming that the facts relating to compensation of our named executive officers in 2007 do not change significantly compared to 2006, the additional disclosure will be substantially similar to the following:
Individual performance ratings reflect the contributions of an operating business unit leader to the achievement of the balanced scorecard of the assigned operating business unit and contributions to the advancement of our corporate business strategy. Our possible performance ratings are as follows:
•	Distinguished — The contribution toward meeting operational, financial and other objectives was significantly above expectations.

•	Exceptional — The associate’s contribution toward meeting operational, financial and other objectives exceeded expectations.

•	Successful — The associate’s contribution toward meeting operational and financial objectives fully met expectations.

•	Partially Successful — The associate’s contribution toward meeting the team’s operational and financial objectives only partially met expectations.

•	Unsuccessful — The associate’s contribution toward meeting operational and financial objectives did not meet expectations.
During the first quarter of each year, the Chief Executive Officer and each operating business unit leader establish individual performance objectives for the current year. Individual performance objectives are heavily influenced by the performance of the named executive’s business unit against its balanced scorecard metrics. However, the named executive officer will be provided other strategic and operational goals that affect his or her individual performance rating. For instance, during 2006, each named executive officer had specific objectives to improve core processes within his or her area of responsibility. Mr. Freeman led improvements to our mergers and acquisitions processes, Mr. Lyles implemented workforce management programs and expanded the consulting segment within his operating business unit and Mr. Champy had strategic oversight for the

Mr. Jay E. Ingram
October 5, 2007

integration of our Consulting and Applications Solutions global team. The annual performance rating is determined by the Chief Executive Officer after comparing actual results to the established goals. The Chief Executive Officer exercises significant subjective judgment regarding the attainment of a named executive officer’s goals.
Formula adjustments to our annual incentive bonuses related to individual performance ratings for the named executive officers were 90% of the amount calculated for payout for persons who have a successful rating, 100% of the calculated payout for persons who have an exceptional rating and 110% of the payout for persons that achieved a distinguished rating. No named executive officer received an unsuccessful or partially successful rating. The Chief Executive Officer considers individual performance ratings in the exercise of his judgment regarding the proper level of equity awards to recommend for other named executive officers, but does not apply any formula to make his recommendations. Similarly, the HR Committee considers individual performance in the determination of the size of equity awards for named executive officers, but does not use a formula to make its determinations.
Our Chief Executive Officer’s performance is judged primarily on the Company’s overall performance against our corporate-level targets and the weighted average of balanced scorecards of our operating units, as described above. In addition, the HR Committee considered our Chief Executive Officer’s success in the development and execution of our business strategy, the quality of our services and customer satisfaction, resolution of our operating challenges, workforce morale and stability, succession planning and his leadership in maintaining and promoting our business and culture. Directors informally provided feedback regarding our Chief Executive Officer’s performance to the HR Committee, which determined the individual performance factor to use in calculating our Chief Executive Officer’s annual incentive bonus using the criteria described above.
Long-Term Stock Incentives, page 25
10.	Refer to the disclosure relating to the company’s consideration of accounting expense in making determinations regarding equity-based long term compensation. Please expand your disclosure to provide a complete description of how the cost of executive compensation factors into your overall compensation decision-making policies and how the amounts expensed in prior fiscal years specifically impact compensation awards in the fiscal year for which compensation is being reported.

We will provide additional disclosure in our 2008 Proxy Statement. Assuming that the facts relating to compensation of our named executive officers in 2007 do not change

Mr. Jay E. Ingram
October 5, 2007

significantly compared to 2006, the additional disclosure will be substantially similar to the following:
The HR Committee considers the cost of the current year’s equity awards as a key factor in determining equity and overall compensation for the year. The HR Committee reviews the total potential compensation of executives, by individual and in aggregate, along with prior equity awards. We believe that restricted stock units are a more cost effective method of providing compensation compared to options. However, we believe that options provide a greater incentive per unit compared to restricted stock units. The HR Committee determines the appropriate balance between option awards and restricted stock unit awards. The HR Committee does not consider amounts expensed in prior years as a significant factor in determining compensation of executive officers for the current year.
We also intend to continue to include in our 2008 Proxy Statement disclosure substantially similar to the disclosure on page 26 of the 2007 Proxy Statement, which provided as follows:
The number of options compared to the number of restricted stock units awarded to each named executive is based on balancing the level of performance incentive for options versus restricted stock units, their comparative compensation expense resulting under FAS 123R, their comparative value to the named executives, and the effect of options compared to restricted stock units on dilution.
Pension Benefits and Non-Qualified Deferred Compensation, pages 31-32
11.	Given that you are not required to provide disclosure pursuant to paragraphs (h) and (i) of Item 402 of Regulation S-K, the blank tables on pages 31 and 32 are extraneous and you are not required to include them.
We acknowledge that we are not required to include tables reflecting that we did not pay a particular type of compensation and will exclude such tables from our 2008 Proxy Statement.
Certain Relationships and Related Transactions, page 37
12.	Pursuant to paragraph (b) of Item 404 of Regulation S-K, please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under paragraph (a) of Item 404. This includes a discussion of the standards to be applied pursuant to such policies and procedures and a statement of whether or not the policies and procedures are in writing. See Item 404(b)(1)(ii) and (iv) and Section V.B. of Commission Release 33-8732A.

Mr. Jay E. Ingram
October 5, 2007

In response to the Staff’s comment, we agree to provide additional disclosure in our 2008 Proxy Statement substantially similar to the following:
We have a related party transactions policy that requires us to conduct senior management reviews for all related party transactions. A transaction or series of related transactions with a related party with a value that exceeds $10,000, but is not more than $120,000, requires the approval of the Chairman of the Audit Committee. A transaction or series of related transactions with a related party that is greater than $120,000 requires the approval of the Audit Committee. The approving authority, in determining whether to approve a proposed transaction, considers whether the transaction is in our best interests and is no less favorable to us than fair, arms’-length terms. Our policy and the procedures for related party transactions are in writing.
* * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.
             Please call me at 972-577-6908 with any questions or comments regarding this letter.
Thank you for your assistance.
            Very truly yours,
            Rex C. Mills